650 South Exeter Street Baltimore, MD 21202 laureate.net

January 13, 2021

Via EDGAR

U.S Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.
Washington, D.C. 20549

Attention: Taylor Beech and Jacqueline Kaufman

RE:       Laureate Education, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 27, 2020 (“Form 10-K”)

File No. 001-38002

Ladies and Gentlemen:

Laureate Education, Inc. (the “Company”, “we” or “our”) is submitting the following response to the comments of the U.S. Securities and Exchange Commission staff (the “Staff”) set forth in its letter dated December 31, 2020, regarding the Form 10-K. For ease of reference, we have repeated the Staff’s comment in bold preceding each of our responses.

Board Committees, page 13 (2020 Proxy Statement)

1.	In future filings, please discuss whether, and if so how, your nominating and governance committee considers diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi) of Regulation S-K.

We acknowledge the Staff’s comment. While the Company does not have a stand-alone diversity policy in place, our Corporate Governance Guidelines, which are available through the “Leadership and Governance” portion of our investor relations website at http://investors.laureate.net, provide that candidates to be nominated for membership to our board of directors (our “Board”) “shall be selected on the basis of experience, integrity, expertise, diversity, independence, ability to make independent analytical inquiries, understanding of the Company’s business environment and willingness to devote adequate time to Board duties – all in the context of an assessment of the perceived needs of the Board at that point in time.” Additionally, our Corporate Governance Guidelines provide that our Board “believes that its membership should reflect a diversity of experience, gender, race, ethnicity and age.”

In response to the Staff’s comments, the Company will, in its future proxy statement filings, expand its current Board Committee disclosure to add the new paragraph set forth below, which explains that diversity is one of the criteria considered by the Nominating and Corporate Governance Committee in identifying director nominees.

Except with respect to the directors designated pursuant to the Wengen Securityholders Agreement, as documented in the Company’s Corporate Governance Guidelines, the Nominating and Corporate Governance Committee takes into account a candidate’s experience, integrity, expertise, diversity, independence, ability to make independent analytical inquiries, understanding of the Company’s business environment and willingness to devote adequate time to Board duties in evaluating candidates who may be able to contribute to the Board as a whole - all in the context of an assessment of the perceived needs of the Board at that point in time. While the Company does not have a stand-alone diversity policy in place, and the Board does not make any particular weighting of diversity or any other characteristic when evaluating director nominees, the Board believes that its membership should reflect a diversity of experience, gender, race, ethnicity and age.

Exhibits (Form 10-K)

2.	We note that Article X of your Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for “any derivative action or proceeding brought on behalf of the Corporation.” In future filings, please disclose whether this provision applies to actions arising under the Exchange Act and the Securities Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In future filings, please include disclosure to address any questions of enforceability. In addition, you should also consider providing risk factor disclosure in future filings, as applicable, that discusses the risks to investors of limiting the forums in which to bring claims.

We acknowledge the Staff’s comment and advise the Staff that the choice of forum provision in the Company’s Amended and Restated Certificate of Incorporation does not apply to actions arising under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws. In response to the Staff’s comment, we propose to update a risk factor that was previously included in our 2017 Form 10-K, and include such risk factor in future filings of annual reports on Form 10-K, which acknowledges that the choice of forum provision does not apply to actions arising under the Securities Act and the Exchange Act and could increase costs to bring a claim, discourage claims or limit the ability of the Company’s stockholders to bring a claim in a judicial forum that they find favorable for disputes with the Company, its directors, officers or other employees. The proposed risk factor to be included in future filings is set forth below.

The provision of our amended and restated certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

The Company’s amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware unless we otherwise consent in writing to an alternative form. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. We believe that this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies. This choice of forum provision, however, may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, results of operations and cash flows. The choice of forum provision in the Company’s amended and restated certificate of incorporation will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws, including the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder.

We hope that the foregoing addresses the Staff’s comments. If you have any further questions or comments, or if you require any additional information, please contact me at rick.sinkfield@laureate.net.

Sincerely,

/s/ Richard H. Sinkfield III

Richard H. Sinkfield III

Chief Legal Officer and

Chief Ethics & Compliance Officer

cc: Jean-Jacques Charhon

3